Exhibit (a)(19)

BALDOR ELECTRIC COMPANY
Impact of Anticipated Taxable Transactions
Related to District Managers

Following is a brief discussion of the expected 2010 and 2011 tax consequences in connection with the proposed ABB transaction.  Our intent is to supply general information regarding existing alternatives, as well as generally describe the taxability of each type of income. We recommend that you seek independent professional tax advice.  If you have any questions, please contact Gina Stafford at (479) 648-5763 (gstafford@baldor.com) or Gene Houston at (479) 648-5925 (ghouston@baldor.com).

Certificates bearing a Restrictive Legend …

Any “clean” certificates (i.e., certificates for shares held for at least one year post-option exercise for which the restrictions have been removed from the stock certificates) can be sold or tendered.  If you currently hold stock certificates that bear a restrictive legend AND you have owned those shares in excess of 1 year AND you wish to sell the shares in the open market, please send these stock certificates directly to the transfer agent, Continental Stock Transfer & Trust Company.  It is advisable to send the certificates via overnight express and insured.  DO NOT sign the back of the certificates.  Include a cover letter requesting that the legend and restrictions be removed immediately and that the un-restricted share certificate be returned to you immediately.  The address for Continental is below:

Attn: Compliance Department
Continental Stock Transfer & Trust Company
17 Battery Place — Floor 8
New York NY 10004

If you currently hold stock certificates that bear a restrictive legend and those certificates have not been held for more than 1 year, you cannot sell those “restricted” shares in the open market; however, those shares can still be tendered as described below.

Tender of Shares … ABB, through its subsidiary the Brock Acquisition Corp., commenced a tender offer for all the shares of Baldor common stock on 12/8/2010.  The tender offer is expected to expire on 1/10/2011 but may be extended in certain circumstances.  The tender offer documents filed by ABB with the Securities Exchange Commission and the solicitation/recommendation statement filed by Baldor with the Securities and Exchange Commission contain instructions on how to tender the shares you currently own.  You should review those materials carefully prior to making any decision regarding whether to tender your shares..

A.           If you elect at any time during the offer period to tender shares that you own on 12/17/2010, you will:

1.               Receive the $0.17 per share dividend payable on 12/30/2010.

2.               Receive a check upon close of the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The short-term and/or long-term capital gains from this cash payment will be subject to tax rates in effect for 2011 that are not yet known. Shares must be owned for a minimum of 1 year after option exercise in order to qualify for long-term capital gain treatment.

B.             If you elect to tender shares that you acquire after 12/17/2010, you will receive a check upon closing the acquisition in 2011 equal to $63.50 x the number of shares tendered.  The gain from this cash payment will be subject to short-term capital gain tax rates in effect for 2011 that are not yet known.

Outstanding Exercisable Stock Options …

1.               If you exercise an NQSO on or before 12/17/2010 and make an 83b election, you will:  1) receive the $0.17 per share dividend payable on 12/30/2010, and 2) incur 1099-MISC ordinary taxable income in 2010 in an amount equal to the “spread” on the date you exercise the NQSO.

2.               If you exercise an NQSO after 12/17/2010 and before 12/31/2010 and make an 83b election, you will incur 1099-MISC ordinary taxable income in 2010 in an amount equal to the “spread” on the date you exercise the NQSO.

3.               If you exercise an NQSO after 12/31/2010 and make an 83b election, you will incur 1099-MISC ordinary taxable income in 2011 in an amount equal to the “spread” on the date you exercise the NQSO.

Note for all NQSO Exercises:  The “spread” is the difference between the fair market value at date of exercise and the exercise price.  The gain (or loss) from a subsequent open market sale of this stock prior to the closing of the merger will be subject to short-term capital gains tax rates (or subject to the rules regarding short-term capital losses) in effect for the year in which  this disposition occurs.  If stock is held and not sold in the open market, then upon closing in 2011, the gain (or loss) will be subject to short-term capital gains tax rates in effect for 2011 (or subject to the rules regarding short-term capital losses).

Un-exercised NQSO Options … You will have two choices with respect to options that are outstanding (whether exercisable or not yet exercisable) in connection with the proposed acquisition as follows:

1.               Cash payment equal to the difference between $63.50 and the option exercise price.  This cash payment will be made through accounts payable shortly after close of the acquisition.  The amount will be 1099-MISC ordinary income in 2011.

OR

2.               “Replacement Options” to purchase ABB American Depositary Receipts calculated based on a formulaic conversion.  There will be no tax impact to you for this conversion. An example of this conversion is illustrated on Exhibit “A” attached. The Replacement Options will be fully vested at all times.  However, there may be a “blackout” period of up to five business days following the closing of the merger during which time you will not be able to exercise the Replacement Options.

You should refer to the Option Election Form that you have previously received for more information about the process for electing the cashout.

Note:  If no election is made, outstanding options will automatically convert to fully vested exercisable options to purchase ABB American Depositary Receipts as described in Exhibit “A” attached.

EXHIBIT “A”

All unvested options will become fully vested at the closing of the Merger.  Each option that you did not elect to cashout will automatically be converted into an option (the “Replacement Option”)  to purchase ABB American Depositary Shares (“ABB ADS’s”).  The exercise price of the Replacement Option and number of ABB ADS’s subject to your Replacement Option will be determined using the following methodology and formula.

1.               An Option Exchange Ratio will be established by dividing the $63.50 per share purchase price for Baldor common stock by the ABB Share price, which will be determined by averaging the volume weighted average sales price for an ABB Share for the ten consecutive trading days immediately preceding the merger.

2.               The number of ABB ADS’s subject to your Replacement Option will be determined by multiplying the number of shares subject to your Baldor option by the Option Exchange Ratio (and rounding down to the nearest whole number).

3.               The per share exercise price of your Replacement Option will be determined by dividing the per share exercise price of your Baldor option immediately prior to the merger by the Option Exchange Ratio (and rounding up to the nearest whole cent).

Here is an example using hypothetical numbers to demonstrate how the conversion will work:

•                  Assume that the ABB Share price is $19.84 (determined as described in 1. above).

•                  Given an ABB Share price of $19.84, the Option Exchange Ratio would be 3.2 (determined as described in 1. above).

Calculation … $63.50 / $19.84 = 3.2

•                  If a district manager had an option for 1,000 shares of Baldor stock with an exercise price of $30 per share, at the time of the merger this option would be converted to an option for 3,200 ABB ADS’s (determined as described in 2. above) at an exercise price per share of $9.38 (determined as described in 3. above).

Calculation … 1,000 x 3.2 = 3,200                 Calculation … $30 / 3.2 = $9.38

•                  Immediately before the merger, the Baldor option had a “spread” value of $33,500.

Calculation … $63.50 - $30.00 = $33.50 per share x 1,000 shares = $33,500

•                  Immediately after the merger, the converted ABB option has a “spread” value of $33,472.

Calculation … $19.84 - $9.38 = $10.46 per share x 3,200 shares = $33,472

The Replacement Option will be immediately exercisable (though there may be a period of up to five business days following the merger during which exercise of the Replacement Option may be prohibited), but all other terms that applied to your Baldor options before the merger will apply to Replacement Option.  The methodology and process for exercising the Replacement Option will be communicated to you at a later date.